UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-35463
Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano A. Balaguer	William J. Coote
VP, CFO	AVP, Business Finance, Treasurer and Investor Relations
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@taro.com	William.Coote@taro.com

TARO TO ANNOUNCE RESULTS FOR YEAR ENDED MARCH 31, 2017 ON MAY 22, 2017
Earnings Call to Discuss Results to be Conducted Tuesday, May 23 at 8:00 am EDT

Hawthorne, NY, May 15, 2017 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) announced today that it plans to release its financial results for the fiscal year ended March 31, 2017, on Monday, May 22, 2017.
The Company will conduct an earnings call at 8:00 am EDT on Tuesday, May 23, 2017, where senior management will discuss the Company’s performance and answer questions from participants.
The release will be accessible on Taro’s website at www.taro.com.
Earnings Call (8:00 am EDT on Tuesday, May 23, 2017)
To participate in this conference call, please dial the numbers provided below five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  You can also hear the call via an audio webcast, details of which will be announced later on the Company website, www.taro.com. A transcript of this earnings call will also be available on the website.

Summary of events
Event	Date and time	Telephone number/ website
Earnings release	May 22, 2017 (AMC)	www.taro.com
Earnings conference call	8:00 am EDT May 23, 2017
Participant Toll-Free Dial-In Number: +1 (844) 421-0601
Participant International Dial-In Number: +1 (716) 247-5800
ID: 21985230

Via audio webcast, details of which will be made
available on www.taro.com

Replay of conference call	May 23, 2017 to June 15, 2017	+ 1 (855) 859-2056 or +1 (404) 537-3406 ID: 21985230 Via audio webcast playback, details of which will be made available on www.taro.com

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  May 16, 2017
TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Mariano Balaguer
	Name:	Mariano Balaguer
	Title:	VP, Chief Financial Officer